File No. 70-9825



                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               Amendment No. 2
                                     to

                                  FORM U-1

                           APPLICATION/DECLARATION

                                    Under

               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                             NORTHEAST UTILITIES
                            174 Brush Hill Avenue
                   West Springfield, Massachusetts  08109

                   THE CONNECTICUT LIGHT AND POWER COMPANY
                              107 Selden Street
                         Berlin, Connecticut  06037
 (Name of companies filing this statement and address of principal executive offices)

                             NORTHEAST UTILITIES
                  (Name of top registered holding company)

                            Cheryl W. Grise, Esq.
            Senior Vice President, Secretary and General Counsel
                     Northeast Utilities Service Company
                                P.O. Box 270
                      Hartford, Connecticut  06141-0270
                   (Name of address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

                                                  Jeffrey C. Miller
                                                  Assistant General Counsel
     Randy A. Shoop                               Richard M. Early, Esq.
     Treasurer                                    Senior Counsel
     The Connecticut Light and Power Company      Northeast Utilities Service
     Company                                      Company
     P.O. Box 270                                 P.O. Box 270
     Hartford, Connecticut                        Hartford, Connecticut
     06141-0270                                   06141-0270


     The Application/Declaration, as previously amended, is further amended as follows:

A.   Item 1, paragraph 4 is restated to read as follows:

     4.   The Transaction is the result of arm's length negotiations, has been reviewed and approved by the DPUC and found to be in the public interest, is subject to additional DPUC review and should be approved by the

Commission. As the DPUC determined, this transaction will not only provide

CL&P with a payment of $10 million, it will also relieve CL&P of significant environmental liabilities for the Station, which the record of the DPUC proceedings estimates as being worth an additional $20-$30 million, in addition to the cash consideration. The Transaction is in compliance with the

Restructuring Act and will enable CL&P to complete the required divestiture of its non-nuclear generating capacity. The net proceeds of the Transaction will be invested in the Northeast Utilities System Money Pool (as approved in

File No. 70-9755, HCAR No. 35-27328, December 28, 2000) and/or other short-

term investments until later in 2001 when the proceeds will be used to reduce

CL&P's short-term debt drawn down to meet working capital requirements,

including tax payments due on the sale of the Millstone generating station.

Exhibit I presents CL&P's journal entries to record the effect of the sale,

and Exhibit I-1 presents the reconciliation between the amounts shown in paragraph 2 (which were as of November 30, 2000) and the journal entries shown on Exhibit I (which were shown as of February 28, 2001).

B.   Item 6 paragraph 13(a) is restated to read as follows:

ITEM 6.   Exhibits and Financial Statements

     13. The following exhibits and financial statements are filed herewith:

     (a) Exhibits

     B.1  Form of Title Transfer Agreement*

     D.1  Application to Connecticut Department of Public Utility Control
("DPUC")*

     D.2  Order of the DPUC*

     D.3  Joint request to DPUC*

     D.4  Order of the DPUC**

     D.5  Application to Federal Energy Regulatory Commission**

     D.6  Order of Federal Energy Regulatory Commission**

     E.   Map***

     F.   Opinion of Counsel**

     H    Form of Notice*

     I.   Journal Entries to Record Effect of Sale**

     I-1. Reconciliation of Net Utility Plant Inservice****

     *    Filed with the original Application/Declaration.
     **   Filed with Amendment No. 1.
     ***  Filed with Amendment No. 1 under cover of Form SE.
     **** Filed with this Amendment No. 2.





                                  SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of

1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned officer or attorney thereunto duly authorized.

Date:  April 30, 2001

                    NORTHEAST UTILITIES

                    By:  /S/ Randy A. Shoop
                         Randy A. Shoop
                         Its Assistant Treasurer - Finance

                    THE CONNECTICUT LIGHT AND POWER COMPANY

                    By:  /S/ Randy A. Shoop
                         Randy A. Shoop
                         Its Treasurer